# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adlai Nortye Ltd., CIK 0001944552
CUSIP: 00704R109
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002014001

## Reporting persons
- JIN YIN (BVI) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,561,077; shared voting power 0; sole dispositive power 4,561,077; shared dispositive power 0; aggregate amount beneficially owned 4,561,077 (2.9% of the class)
  Comment: (1) Representing 4,561,077 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED.
  
  (2) This percentage is calculated based on a total of (i) 142,241,572 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding of the Issuer as of April 10th, 2026 as reported in the Issuer's annual report on Form 20-F filed on the same date.
- Shanghai Gaopei Duwei Biotechnology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 4,561,077; shared voting power 0; sole dispositive power 4,561,077; shared dispositive power 0; aggregate amount beneficially owned 4,561,077 (2.9% of the class)
  Comment: (3) Representing 4,561,077 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED.
- Hangzhou Jingyin Investment Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 4,561,077; shared voting power 0; sole dispositive power 4,561,077; shared dispositive power 0; aggregate amount beneficially owned 4,561,077 (2.9% of the class)
  Comment: (4) Representing 4,561,077 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd.
- Hangzhou Jingfeng Investment Management Company: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 4,561,077; shared voting power 0; sole dispositive power 4,561,077; shared dispositive power 0; aggregate amount beneficially owned 4,561,077 (2.9% of the class)
  Comment: (5) Representing 4,561,077 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership).
- Shijun Feng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,561,077; shared voting power 0; sole dispositive power 4,561,077; shared dispositive power 0; aggregate amount beneficially owned 4,561,077 (2.9% of the class)
  Comment: (6) Representing 4,561,077 Class A ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership). Shijun Feng holds 100.0% equity interest of Hangzhou Jingfeng Investment Management Company.

## Item 1. Issuer
Name of issuer: Adlai Nortye Ltd.
Address of issuer's principal executive offices: c/o PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands

## Item 2. Person Filing
Name of person filing:
(i) JIN YIN (BVI) LIMITED

(ii) Shanghai Gaopei Duwei Biotechnology Co., Ltd.

(iii) Hangzhou Jingyin Investment Partnership (Limited Partnership)

(iv) Hangzhou Jingfeng Investment Management Company

(v) Shijun Feng
Address of principal business office or, if none, residence:
JIN YIN (BVI) LIMITED
Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

Shanghai Gaopei Duwei Biotechnology Co., Ltd.
Rm 401, Block 2, Building 2, Feicui Hai'an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Hangzhou Jingyin Investment Partnership (Limited Partnership)
Rm 401, Block 2, Building 2, Feicui Hai'an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Hangzhou Jingfeng Investment Management Company
Rm 401, Block 2, Building 2, Feicui Hai'an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China

Shijun Feng
Rm 401, Block 2, Building 2, Feicui Hai'an, Wangjiang Street, Shangcheng District, Hangzhou, Zhejiang Province, the People's Republic of China
Citizenship:
JIN YIN (BVI) LIMITED
British Virgin Islands

Shanghai Gaopei Duwei Biotechnology Co., Ltd.
The People's Republic of China

Hangzhou Jingyin Investment Partnership (Limited Partnership)
The People's Republic of China

Hangzhou Jingfeng Investment Management Company
The People's Republic of China

Shijun Feng
The People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page. The calculation is based on a total of (i) 142,241,572 Class A ordinary shares and 16,990,000 Class B ordinary shares outstanding of the Issuer as of April 10th, 2026 as reported in the Issuer's annual report on Form 20-F filed on the same date.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition:
See Item 8 of each cover page.

JIN YIN (BVI) LIMITED is the direct holder of the securities covered by this statement. JIN YIN (BVI) LIMITED is wolly owned by Shanghai Gaopei Duwei Biotechnology Co., Ltd.. Shanghai Gaopei Duwei Biotechnology Co., Ltd. holds 100.0% equity interest of JIN YIN (BVI) LIMITED. Hangzhou Jingyin Investment Partnership (Limited Partnership) holds 99.0% equity interest of Shanghai Gaopei Duwei Biotechnology Co., Ltd. Hangzhou Jingfeng Investment Management Company is the general partner of Hangzhou Jingyin Investment Partnership (Limited Partnership), and may be deemed to beneficially own the ordinary shares beneficially owned by Hangzhou Jingyin Investment Partnership (Limited Partnership). Shijun Feng holds 100.0% equity interest of Hangzhou Jingfeng Investment Management Company. Accoridngly, Shijun Feng may be deemed as the beneficial owner of the ordinary shares of the Issuer held by JIN YIN (BVI) LIMITED.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- JIN YIN (BVI) LIMITED: /s/ Shijun Feng, Shijun Feng/Director (05/14/2026)
- Shanghai Gaopei Duwei Biotechnology Co., Ltd.: /s/ Shijun Feng, Shijun Feng/Director (05/14/2026)
- Hangzhou Jingyin Investment Partnership (Limited Partnership): /s/ Yue'ai Jiang, Yue'ai Jiang/Authorized Person (05/14/2026)
- Hangzhou Jingfeng Investment Management Company: /s/ Shijun Feng, Shijun Feng/Director (05/14/2026)
- Shijun Feng: /s/ Shijun Feng, Shijun Feng (05/14/2026)